CUSIP No. 25809K105	SCHEDULE 13G	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DoorDash, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

25809K105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25809K105	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 146,322
	6	SHARED VOTING POWER 18,551,520
	7	SOLE DISPOSITIVE POWER 146,322
	8	SHARED DISPOSITIVE POWER 18,551,520

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,697,842
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.86%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 384,626,260 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of DoorDash, Inc. (the “Issuer”) outstanding as of July 26, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 1, 2024.

CUSIP No. 25809K105	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,411,225
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,411,225

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,411,225
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.79%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 384,626,260 shares of Class A Common Stock, of the Issuer outstanding as of July 26, 2024, according to Form 10-Q filed by the Issuer with the SEC on August 1, 2024.

CUSIP No. 25809K105	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Greenview Investment Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,570,780
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,570,780

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,570,780
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.57%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 384,626,260 shares of Class A Common Stock, of the Issuer outstanding as of July 26, 2024, according to Form 10-Q filed by the Issuer with the SEC on August 1, 2024.

CUSIP No. 25809K105	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

DoorDash, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

Item 2(a).	Name of Person Filing:

GIC Private Limited

GIC Special Investments Private Limited

Greenview Investments Pte Ltd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Greenview Investments Pte Ltd – Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

25809K105.

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Ownership information with respect to GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Greenview Investment Pte Ltd (“Greenview”) is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Greenview Investments Pte Ltd (“Greenview”) shares the power to vote and the power to dispose of 17,570,780 Class A Common Stock held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 146,322 securities beneficially owned by it. GIC shares power to vote and dispose of 140,295 securities beneficially owned by it with MAS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves.

CUSIP No. 25809K105	SCHEDULE 13G	Page 6 of 8 Pages

The GoS disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President

Date: October 25, 2024

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

Date: October 24, 2024

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name: Jo-Ann Khor Huey Ming
Title: Authorized Signatory

Date: October 24, 2024

GREENVIEW INVESTMENT PTE. LTD.

By:	/s/ Arthur Chen
Name: Arthur Chen
Title: Director

Date: October 24, 2024

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement, dated February 12, 2021, entered into by GIC Private Ltd, GIC Special Investments Pte Ltd and Greenview Investment Pte Ltd (incorporated by reference to Exhibit A to the Schedule 13G filed by those persons on February 12, 2021 (SEC File No. 005-92183)).